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                                                                 EXHIBIT 12.2

                       SARA LEE CORPORATION AND SUBSIDIARIES
                 COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                      AND PREFERRED STOCK DIVIDEND REQUIREMENTS
                            (IN MILLIONS EXCEPT RATIOS)




                                                                               Thirty-Nine Weeks Ended
                                                                             ____________________________
                                                                               Mar. 28,       Mar. 29,
                                                                                1998 (1)        1997
                                                                              ____________    ___________
Fixed charges and preferred stock dividend requirements:
     Interest expense                                                          $  164         $  156
     Interest portion of rental expense                                            47             49
                                                                               ________       _________
     Total fixed charges before capitalized interest
          and preferred stock dividend requirements                               211            205
     Capitalized interest                                                          10              9
     Preferred stock dividend requirements (2)                                     19             31
                                                                               ________       _________
          Total fixed charges and preferred stock
               dividend requirements                                           $  240         $  245
                                                                               ________       _________
                                                                               ________       _________

Earnings available for fixed charges and preferred
          stock dividend requirements:
     Income(loss) before income taxes                                         $  (883)       $ 1,072
     Less undistributed income in minority-owned companies                         (5)            (5)
     Add minority interest in majority-owned subsidiaries                          20             23
     Add amortization of capitalized interest                                      16             17
     Add fixed charges before capitalized interest and
          preferred stock dividend requirements                                   211            205
                                                                               ________       _________
          Total earnings(losses) available for fixed charges and
               preferred stock dividend requirements                          $  (641)       $ 1,312
                                                                               ________       _________
                                                                               ________       _________

Ratio of earnings(losses) to fixed charges and preferred stock
          dividend requirements                                                  (2.7)           5.4
                                                                               ________       _________
                                                                               ________       _________

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(1) During the second quarter of fiscal 1998, the Corporation recorded a pretax charge of $2.0 billion in connection with various restructuring actions.

(2) Preferred stock dividends in the computation have been increased to an amount representing the pretax earnings that would have been required to cover such dividends.




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